SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                 FORM 8-A

             FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                  PURSUANT TO SECTION 12(b) OR (g) OF THE
                      SECURITIES EXCHANGE ACT OF 1934
                             ________________

SOUTHWESTERN BELL CAPITAL CORPORATION         SBC COMMUNICATIONS INC.
        175 E. Houston Street                  175 E. Houston Street
    San Antonio, Texas  78205-2233         San Antonio, Texas  78205-2233
            (210) 351-3888                         (210) 351-3888

   As Issuer and Registrant of Debt    As Issuer and Registrant of Securities
              Securities                  and Obligations Pursuant to the
                                                 Support Agreement

        A DELAWARE CORPORATION                 A DELAWARE CORPORATION
     IRS TAXPAYER NO. 43-1420172            IRS TAXPAYER NO. 43-1301883

          Agent for Service:                     Agent for Service:

           ROGER W. WOHLERT                         JUDITH SAHM
Southwestern Bell Capital Corporation         SBC Communications Inc.
  175 E. Houston Street, 12th Floor      175 E. Houston Street, 11th Floor
    San Antonio, Texas  78205-2233         San Antonio, Texas  78205-2233

               Please send copies of all communications to:

          Wayne Wirtz, Esq.                      John T. Bostelman
       SBC Communications Inc.                  Sullivan & Cromwell
  175 E. Houston Street, 12th Floor               250 Park Avenue
    San Antonio, Texas 78205-2233             New York, New York 10177
            (210) 821-4105                         (212) 558-4000


Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so       Name of each exchange on which
registered:                        each class is to be registered:

$75 Million 8.48% Medium-Term      New York Stock Exchange
Notes, Series D, Due Dec. 8,
1999, of Southwestern Bell
Capital Corporation

Support Agreement for the benefit New York Stock Exchange of holders of 8.48% Medium-Term
Notes, Series D, due Dec. 8, 1999
by SBC Communications Inc.



If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A(c)(1) please check the following box: /X/

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A(c)(2) please check the following box: / /

Securities to be registered pursuant to Section 12(g) of the Act:

                                   None
Item 1:  Description of Registrant's Securities to be Registered.

For a full description of the $75 Million 8.48% Medium-Term Notes Due December 8, 1999, (the "Notes") of Southwestern Bell Capital Corporation ("Capital Corporation") and the related support agreement (the "Support Agreement") between Capital Corporation and SBC Communications Inc., formerly Southwestern Bell Corporation, ("SBC"), dated November 10, 1986, being registered hereby, reference is made to (a) the information contained under the caption "Description of Debt Securities" and "Description of the Support Agreement" in the Prospectus, dated August 12, 1992 (the "Prospectus"), which forms part of the registration statement on Form S-3 (33-45490 and 33-45490-01) filed by Capital Corporation and SBC with the Securities and Exchange Commission on February 3, 1992, under the Securities Act of 1933, as amended (the "Registration Statement"), (b) the information contained under the caption "Description of Medium-Term Notes" in the Prospectus Supplement relating to the Notes, dated August 19, 1992 (the "Prospectus Supplement"), to the Prospectus and (c) the information contained in the Pricing Supplement No. 31D relating to the Notes, dated December 5, 1994 (the "Pricing Supplement"), to the Prospectus Supplement and Prospectus. The information contained in the Registration Statement, Prospectus, Prospectus Supplement and Pricing Supplement is incorporated herein by reference.

Item 2:  Exhibits.

     The exhibits in parentheses below, on file with the Securities and Exchange Commission, are incorporated herein by reference as exhibits hereto. In the exhibits described below, Southwestern Bell Corporation is now SBC Communications Inc.

Exhibit
Number    Description

4-a Indenture, dated as of February 1, 1987, among Southwestern Bell Capital Corporation, Southwestern Bell Corporation, and The Bank of New York, Trustee. (Exhibit 4-a to Registration Statement No. 2-11669.)

4-b First Supplemental Indenture, dated October 1, 1990, among Southwestern Bell Capital Corporation, Southwestern Bell Corporation, and The Bank of New York, Trustee. (Exhibit 4-a to Form 8-K, date of report January 7, 1991, File 1-8610.)

4-c Support Agreement between Southwestern Bell Capital Corporation and Southwestern Bell Corporation. (Exhibit 4-b to Registration Statement No. 33-11669.)

4-d Form of Global Security. (Exhibit 4-b to Form 8-K, date of report August 19, 1992, File 1-8610.)

                                 SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                        SOUTHWESTERN BELL CAPITAL
                                        CORPORATION


Date: December 8, 1995       By: /s/ Donald E. Kiernan_
                                   Donald E. Kiernan
                                   President




                                        SBC COMMUNICATIONS INC.


Date: December 8, 1995       By: /s/ Donald E. Kiernan_
                                   Senior Vice President, Treasurer
                                   and Chief Financial Officer